KEEGAN RESOURCES INC.
Suite 600, 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 683-8193 / Fax: (604) 683-8194
Toll Free: 1-800-863-8655

INFORMATION CIRCULAR
as at August 19, 2009 (unless otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Keegan Resources Inc. (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on October 1, 2009 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company,” “we” and “our” refer to Keegan Resources Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered shareholders may submit a proxy using one of two methods:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

log on to Computershare’s internet website, at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and proxy access number.

Registered shareholders must ensure their proxy is received by the Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners); and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non- Objecting Beneficial Owners).

The Company is taking advantage of those provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs it receives.

This information circular, with related material, is being sent to both registered and non-registered owners of the Common Shares of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary who holds your Common Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your Common Shares on your behalf) has assumed responsibility for: (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in your request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their broker or intermediary in order to ensure that their Common Shares are voted at the Meeting.

The form of proxy that will be supplied by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. in the United States, and in Canada (collectively “Broadridge”). Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form to represent the Beneficial Shareholder at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge either by mail, facsimile or via the internet. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted.

Although as Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, you should enter your own name in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by your broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)

personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed August 19, 2009 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares, and as of August 19, 2009, there were 36,709,166 Common Shares issued and outstanding, each carrying the right to one vote. The Company is also authorized to issue an unlimited number of Preferred shares. There are no Preferred shares issued and outstanding as at August 19, 2009.

To the knowledge of the directors and executive officers of the Company, as at August 19, 2009, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

The following documents filed with the securities commissions or similar regulatory authority in each of the Provinces of Alberta, British Columbia and Ontario, are specifically incorporated by reference into, and form an integral part of, this information circular:

·

The financial statements of the Company for the financial year ended March 31, 2009, the auditor’s report thereon and the related management discussion and analysis.

·

The Company’s Annual Information Form, dated May 8, 2009.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Corporate Secretary of the Company at Suite 600, 1199 West Hastings Street, Vancouver, BC V6E 3T5, Tel: (604) 683-8193 Fax: (604) 683-8194. These documents are also available through the Internet on Sedar, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently set at five. The board proposes that the number of directors be increased to seven. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at seven.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 19, 2009.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Gordon J. Fretwell Director British Columbia, Canada	Self-employed Lawyer	Since February 24, 2004	76,600(2)
Daniel T. McCoy President, Chief Executive Officer and Director British Columbia, Canada	President and Chief Executive Officer of the Company; Geologist	Since November 25, 2004	135,803(3)
Richard J. Haslinger Vice President, Exploration and Director British Columbia, Canada	Vice President, Exploration of the Company; Consultant Geological Engineer	Since May 11, 2004	103,000(4)
Robert J. McLeod Director British Columbia, Canada	Geologist	Since February 23, 2005	24,500(5)
Marcel de Groot Director British Columbia, Canada

President, Pathway Capital Ltd.

(Since 2004); Chairman, Luna Gold

Corp. (since October 2008);

director, Underworld Resources

Inc. (since December 2006);

director, Waterloo Resources Ltd.

(since March 2007).

		Since July 2, 2009	Nil(6)

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Maurice Tagami Vice President, Project Development and Director Nominee

Vice President of Project

Development for the Company

(since July 2, 2009); Director,

Brett Resources Inc. (since May

2008); Chief Operating Officer

and Director, Kobex Resources

Ltd. (2007 to 2009); Mineral

Processing Consultant (2006 to

2007) and Senior Project

Manager, Canico Resource

Corp. (2003 to 2005).

		Nominee	Nil(7)
Keith Minty Director Nominee

Thani Dubai Mining Ltd., Chief

Operating Officer (since 2008);

SRK Consulting Engineers (2006-

2007); China Diamond Corp.

(2006); Kansala Mining Ltd. /

Kansala Resources Ltd. (2006);

President and Chief Operating

Officer, St. Andres Gold Fields

(2006); National Manager, Hunter

Dickenson (2004-2006); Crowflight

Minerals Inc.; President and Chief

Executive Officer (2003-2004);

Beartooth Platinum Corporation,

President and Chief Executive

Officer (2003-2004)

		Nominee	Nil

Notes:

1.

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

2.

Of the shares held by Mr. Fretwell 6,300 are held indirectly. Mr. Fretwell also holds options to purchase 245,000 Common Shares, 20,000 are exercisable at $4.20 each, expiring February 5, 2013; 25,000 are exercisable at $2.44 each, expiring November 10, 2011; and 200,000 are exercisable at $0.92 each, expiring February 3, 2010.

3.

Mr. McCoy also holds options to purchase 414,797 Common Shares, of which 114,797 are exercisable at $0.92 each, expiring February 3, 2010 and 225,000 are exercisable at $2.44 each, expiring November 10, 2011 and 75,000 are exercisable at $4.20 each, expiring February 5, 2013.

4.

Mr. Haslinger also holds options to purchase 300,000 Common Shares: 70,000 are exercisable at $0.92 each, expiring February 3, 2010; 40,000 are exercisable at $2.48 each, expiring February 2, 2011; 125,000 are exercisable at $2.44 each, expiring November 10, 2011; 45,000 are exercisable at $4.20 each, expiring February 5, 2013 and 20,000 are exercisable at $3.31 each, expiring June 1, 2014.

5.

Mr. McLeod also holds options to purchase 115,000 Common Shares: 45,000 are exercisable at $0.92 each, expiring February 3, 2010; 50,000 are exercisable at $2.44 each, expiring November 10, 2011; and 20,000 are exercisable at $4.20 each, expiring February 5, 2013.

6.

Mr. de Groot holds options to purchase 75,000 Common Shares at $3.10 each, expiring July 2, 2014.

7.

Mr. Tagami holds options to purchase 150,000 Common Shares at $3.10 each expiring July 2, 2014.

New Director Biographies

Marcel de Groot: see Mr. de Groot’s biography under subheading “Relevant Education and Experience” under “Audit Committee and Relationship with Auditor” section below.

Maurice Tagami: Mr. Tagami has a degree from the University of British Columbia in metallurgical engineering, is a registered professional engineer in the province of British Columbia and has over 28 years experience in mine development and operations. Mr. Tagami has played a significant metallurgical and project management role in numerous open pit, underground and heap leach projects in North and South America, Australia, Papua New Guinea, Africa, Europe and Asia and has actively participated in several plant commissioning and start-up periods. Recently, Mr. Tagami held the position of senior project manager for Canico Resource Corp. on the Onca Puma project, a large greenfields nickel laterite smelter project in Para state, Brazil where he was involved in the project from exploration through scoping and feasibility studies and basic engineering. Mr. Tagami is also a director of Brett Resources Inc., an issuer listed on the TSX Venture Exchange (the “TSXV”).

Keith Minty: Mr. Minty obtained a B.Sc. in Mining Engineering from Queen’ University, Kingston Ontario, Canada in 1978. He has over 25 years of open pit and underground mine operational and project development experience in North America, Central America and in Africa in base and precious metals, Platinum Group Metals and Industrial Minerals. Since 1997 Mr. Minty has held many senior and corporate management positions in mineral resource companies located Canada, Africa and recently in the United Arab Emirates. In 2008, he joined Thani Dubai Mining Limited a Dubai based Middle East resource development group that was created in 2005 as the Chief Operating Officer. As the Chief operating Officer, he is responsible for all project gold exploration and operations activities in Yemen and Egypt and new business project development activities. Mr. Minty is also a director of Glass Earth Gold Limited, Largo Resources Ltd. and Kria Resources Ltd., all reporting issuers listed on the TSXV, and St. Andrew Goldfields Ltd., a reporting issuer listed on the Toronto Stock Exchange (the “TSX”).

APPOINTMENT OF AUDITOR

BDO Dunwoody LLP, Chartered Accountants, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7 will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Amisano Hanson merged with BDO Dunwoody LLP effective January 1, 2008 under the BDO Dunwoody LLP name. Amisano Hanson was auditor of the Company since November 23, 2005.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators (“NI52-110”) requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The Company has an Audit Committee Charter, a copy of which was attached as Schedule “A” to the Information Circular prepared for the Company’s October 1, 2008 annual shareholders meeting and filed on Sedar on September 5, 2008. A copy is available in the Company’s Corporate Governance Manual which is available at the Company’s website www.keeganresources.com/s/corporategovernance.asp.

Composition of the Audit Committee

Members of the audit committee are Gordon J. Fretwell, Robert J. McLeod and, until his retirement as a director and member of the audit committee on July 2, 2009, Mark Orsmond. Marcel de Groot replaced Mr. Orsmond as a director on July 2, 2009 and as a member and chairman of the audit committee on July17, 2009. All members are independent members of the committee and are considered to be financially literate.

Relevant Education and Experience

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with a Bachelor of law degree. For further information please see the Company’s Annual Information Form filed on Sedar at www.sedar.com on May 8, 2009.

Robert J. McLeod is a director of Full Metal Minerals Ltd. He has over 12 years experience in mining and exploration, working for a variety of major and junior mining companies. For further information please see the Company’s Annual Information Form filed on Sedar at www.sedar.com on May 8, 2009.

Marcel de Groot is a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation. Pathway Capital Ltd, formed in 2004, invests in and provides strategic support to early stage private and public companies. Companies backed by Pathway Capital have raised over $800 million in equity and completed over $900 million in mergers and acquisition transactions since 2004. He is currently Chairman of Luna Gold Corp., as well as a director of Underworld Resources Inc. and Waterloo Resources Ltd. Mr. de Groot graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Mark Orsmond, a professional accountant, qualified in both Canada and South Africa having obtained a B-Compt Degree from the University of South Africa in 1998, was a member of the Audit Committee during the March 31, 2009 financial year and until his retirement on July 2, 2009, and Mr. de Groot was appointed in his place on July 17, 2009. For further information please see the Company’s Annual Information Form filed on Sedar at www.sedar.com on May 8, 2009.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than BDO Dunwoody LLP.

Reliance on Certain Exemptions

The Company’s auditor, BDO Dunwoody LLP, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by BDO Dunwoody LLP to the Company to ensure auditor independence. Fees incurred with BDO Dunwoody LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2009.	Fees Paid to Auditor in Year Ended March 31, 2008.
Audit Fees(1)	$63,132	$59,817
Audit-Related Fees(2)	$51,844	$7,620
Tax Fees(3)	$2,675 (unbilled)	$2,675
All Other Fees(4)	Nil	Nil
Total	$117,651	$70,112

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to National Instrument 52-110 Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Constitution and Independence of the Board

The Board has two independent directors who are able to act independently from management. The Board is currently comprised of five persons, of whom two are independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The following table outlines the Company’s independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Daniel T. McCoy	Non-Independent Basis for determination: President and Chief Executive Officer
Gordon Fretwell	Independent
Richard Haslinger	Non-Independent Basis for determination: Vice-President, Exploration and Consultant
Robert J. McLeod	Independent
Marcel de Groot	Independent
Mark Orsmond	Independent (retired)

Directorships

Mr. Fretwell is a director of International Royalty Corporation and Northern Dynasty Minerals Ltd., both reporting issuers listed on TSX. He is also a director of: Quartz Mountain Resources Ltd., Continental Minerals Corporation, Coro Mining Corp., Meritus Minerals Ltd., Lignol Energy Corporation, Icon Industries Limited, Grandcru Resources Corporation, Bell Copper Corporation, Benton Resources Corporation and Copper Ridge Explorations Inc., all reporting issuers listed on the TSXV.

Mr. McLeod is also a director of Underworld Resources Inc., Mantra Mining Inc. and Full Metal Minerals Ltd., all reporting issuers listed on the TSXV.

Mr. de Groot is also a director of Underworld Resources Inc., Luna Gold Corp., and Waterloo Resources Ltd., all listed on the TSXV.

Meeting Attendance

The board facilitates its independent supervision over management by holding periodic board meetings to discuss the operations of the Company.

The Board continues to focus on maintaining its independence from management. The independent members of the Board meet without management once after every quarterly Board meeting. Since April 1, 2008, there have been three such meetings.

The attendance record of directors is as follows:

Attendance Record of Directors Since April 1, 2008
Name	Board Meetings Attended	% of Board Meetings Attended
Dan McCoy	11	100%
Gordon Fretwell	8	73%
Richard Haslinger	7	64%
Rob McLeod	8	73%
Mark Orsmond (retired July 2/09)	5	50%
Marcel de Groot (since July 2/09)	1	100%

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company. The Board has published a “Corporate Governance Policies and Procedures Manual” (the “Corporate Governance Manual) which was adopted effective April 22, 2009. A copy of the Corporate Governance Manual is available at www.keeganresources.com/s/corporategovernance.asp for review.

The Board Responsibilities include:

(a)

To oversee management of the Company and, in doing so, at all time to serve the best interests of the Company on behalf of its shareholders

(b)

To exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the shareholders in the best interests of the Company.

(c)

To know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business.

(d)

To determine and design and implement effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company’s business, and to periodically review and monitor the integrity of such systems.

(e)

To establish and implement policies to protect the Company’s confidentiality and proprietary information from unauthorized or inappropriate disclosure, and to retain confidentiality of matters addressed in all Board discussions and proceedings.

(f)

To attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss issues, and to properly discharge their responsibilities.

The Company’s Board is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Policy approved by the Board to manage, or supervise the management of, the affairs and business of the Company.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by Senior Management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company’s business. It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Nominating and Governance Committee, reviews and discusses succession planning for Senior Management positions as part of the Company’s planning process. The Board has, together with the Chief Executive Officer, developed a written position description for the Chief Executive Officer. As well, the Board meets at least quarterly with the Chief Executive Officer to review and approve the Chief Executive Officer’s quarterly and annual objectives.

The Board has delegated responsibility for communication with the public and the Company’s shareholders to its Disclosure Committee. Appendix 4 Disclosure Controls and Procedures Policy of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that those shareholders who request information about the Company receive it in a timely manner. Inquiries by shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company’s external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information, and may tour selected offices of the Company. See section 8 in the Corporate Governance Manual for more information.

Ethical Business Conduct

The Board has adopted a written Code of Ethics which is available on the Company’s website at www.keeganresources.com. The Company’s Code of Ethics clearly sets out the Company’s standard requirements for honest and ethical conduct of its management and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Code of Ethics also clearly states the Company’s requirements for fair dealing, and its corporate position on: conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations.

The Board has a number of procedures in place designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. Since there are two directors who are not independent (Daniel McCoy, President and Chief Executive Officer and Richard J. Haslinger, Vice President, Exploration and geological consultant for the Company), there are limited circumstances where such an interest arises. In those limited circumstances, the relevant director must declare his interest and refrain from voting, and the Nominating and Governance Committee considers the transaction in advance of its consideration by the Board.

Nomination of Directors

The Board’s Nominating and Governance Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board. It also recruits and reviews candidates for the position of director and selects the most appropriate for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Nominating and Governance Committee include:

(a)

To recommend to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of inside, outside and independent directors;

(b)

To identify and recommend to the Board individuals qualified to become Board members, consistent with criteria approved by the Board. The Committee also recommends to the Board the nominees for election as directors at any meeting of shareholders and the persons to be appointed by the Board to fill any vacancies on the Board. The Committee may adopt procedures regarding director candidates proposed by the shareholders;

(c)

To recommend to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company’s corporate governance principles and practices and recommend any proposed changes to the Board;

(d)

To consider questions of independence and possible conflicts of interest of members of the Board and of senior managers and make recommendations regarding such matters to the Board, including the criteria for determining director independence;

(e)

To annually recommend assignments to committees of the Board, including recommendations as to chairmen of committees of the Board, review and make recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, review the adequacy of all Board committees charters and make recommendations to the Board for any changes to such charters;

(f)

To annually oversee evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively; and to determine the nature of evaluation, supervise the conduct of evaluation and prepare an assessment of performance of the Board and its committees, to be discussed with the Board;

(g)

To manage Board and committee succession planning; and

(h)

To monitor communications with shareholders regarding matters of corporate governance.

See Appendix 7 Nominating and Governance Committee Charter of the Company’s Corporate Governance Manual, at www.keeganresources.com/s/corporategovernance.asp. Current members of the Nominating and Governance Committee are: Gordon Fretwell (Chairperson), Robert McLeod, and Marcel de Groot.

Audit Committee

The Audit Committee is composed of three independent directors, Marcel de Groot, (Chairman), Robert J. McLeod and Gordon Fretwell. Mark Orsmond was a member and chairman of the Audit Committee from October 1, 2008 until his retirement as director, and member of the audit committee on July 2, 2009. On July 17, 2009 Marcel de Groot replaced Mr. Orsmond as a member of and as Chairman of the Audit Committee. All of the members of the Audit Committee are financially literate. See the Company’s Annual Information Form filed on Sedar on May 8, 2009 for further information.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review quarterly financial statements and management’s discussion and analysis and meets at least twice annually with the Company’s external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company’s internal control and management information systems and management’s discussion and analysis and reviews the annual financial statements with the external auditor.

Compensation Committee

The compensation committee is composed of three independent directors, Gordon J. Fretwell, (Chairman), Robert J. McLeod and Marcel de Groot. Mark Orsmond was a member of the Compensation Committee from October 1, 2008 until his retirement as director, and member of the Compensation Committee on July 2, 2009. All of the members of the compensation committee are financially literate.

The Compensation Committee’s mandate and responsibilities are detailed in the Compensation Committee Charter (see Appendix 6 of the Company’s Corporate Governance Manual, available on the Company’s website at www.keeganresources.com/s/corporategovernance.asp), and include:

(a)

Recommendation to the Board of the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee reviews director compensation at least annually;

(b)

Annual review of the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommendation of changes in or additions in such structure and plans to the Board as needed;

(c)

Recommendation to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers");

(d)

Recommendation to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

(e)

Recommendation to the Board about annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and establish incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years;

(f)

Evaluation of the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan and recommendation to the Board incentive compensation payable to Officers under any such incentive compensation plan;

(g)

Periodic review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers;

(h)

Oversight of performance evaluation and incentive compensation of non-Officer personnel providing services to the Company;

(i)

Administration of the Company's stock option and other equity based compensation plans and determining the annual grants of stock options and other equity based compensation; and

(j)

Recommendation to the Nominating and Corporate Governance Committee of the qualifications and criteria for membership on the Committee.

Other Board Committees

Besides the Audit Committee, the Compensation Committee and , the Nominating and Governance Committee the only other committee of the Board is the Disclosure Committee, which is composed of Robert McLeod (Chairperson), Gordon Fretwell and Marcel de Groot. Mark Orsmond was a member of the Disclosure Committee until his retirement as director and committee member on July 2, 2009. The Disclosure Committee meets at least once per quarter and its primary responsibility is to ensure the Company fulfils its disclosure obligations on a timely basis.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. This function is carried out by the Nominating and Governance Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officers

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers (a “NEO”), other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

Daniel McCoy, President and Chief Executive Officer, Antonio Ricci, Chief Financial Officer and Richard J. Haslinger, Vice-President, Exploration and Geological Consultant, are each a “Named Executive Officer” of the Company for the purposes of the following disclosure.

Compensation Discussion and Analysis

The Compensation Committee is composed of Gordon J. Fretwell, Robert J. McLeod and, until his retirement as a director and member of the audit committee on July 2, 2009, Mark Orsmond, all of whom are independent directors. The Committee has adopted a charter which is available on www.keeganresources.com/s/corporategovernance.asp.

The function of the Compensation Committee generally is to assist the board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company’s base compensation structure and equity-based compensation programs, recommending compensation of the Company’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives. PricewaterhouseCoopers LLP provides surveys of industry standard NEO compensation. The Company uses these standards as a benchmark.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)

attracting and retaining talented, qualified and effective executives;

(b)

motivating the short and long-term performance of these executives; and

(c)

better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee, and such recommendations are generally based on survey data provided by independent consultants.

Actions, Decisions or Policies Made After March 31, 2009

On June 2, 2009, the Board approved payment of performance bonuses of $50,000 and $20,000 to Dan McCoy and Richard Haslinger respectively. The Board approved an increase in the monthly income paid to Dan McCoy to US$17,500, and Richard Haslinger to $10,000, both retroactive to May 1, 2009. On July 2, 2009 the Company hired Maurice Tagami, P. Eng to act as Vice President, Project Development and granted options to Mr. Tagami to purchase 150,000 Common Shares exercisable at $3.10 each, expiring July 1, 2014.

On June 1, 2009, the Company granted Mr. Haslinger options to purchase 20,000 Common Shares exercisable at $3.31 each, expiring June 1, 2014.

On July 2, 2009, Mark Orsmond retired from the Board and Marcel de Groot was appointed to the Board on the same day. In connection with his appointment to the Board, Mr. de Groot was granted options to purchase 75,000 Common Shares of the Company exercisable at $3.10 each, expiring July 1, 2014.

Performance Graph

The following graph compares the cumulative total shareholder return on the Common Shares for the five most recently completed financial years against the return of the TSXV and the S&P/TSX Composite Total Return Index based on a $100 investment on the first day of that period.

Notes:

(1)

The Company moved from being listed on NEX to becoming a Tier 2 Issuer listed on the TSXV on January 31, 2005. The Company moved from the TSXV to list on the Toronto Stock Exchange (the “TSX”) on December 20, 2008.

In an absolute sense, Keegan's resource portfolio has gone from zero ounces to 2.025 million ounces indicated and 1.451 million ounces inferred resource from March 31, 2007 to March 31, 2009, placing the Company in an elite group of its market cap peers of gold explorers in terms of asset creation. In a relative market sense, Keegan has seen the valuation of its peer companies go from near $100 per ounce in the ground to near $25 per ounce in the ground over the same time period. Thus, Keegan has maintained a high return to shareholders relative to its market cap peer group during a time of drastic market deterioration. At the same time, Keegan's compensation to executive officers is in line with industry averages and is evaluated continuously by the compensation committee. Furthermore, the Company will from time to time add additional professional executives in line with the level and type of activities being undertaken.

Option-Based Awards

The Company has a stock option plan in place, which was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The stock option plan is administered by the Board and the Compensation Committee, and provides that options are issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company.

The Company relies solely on Board discussion without any formal objectives, criteria and analysis to determine option grants, which are then reviewed and, if determined acceptable, approved by the Compensation Committee. The number of options granted is based on competitive industry standards of incentives, previous options granted, and extraordinary efforts. The exercise price is determined by the closing price of the Company’s stock on the day of grant. Options granted under the Company’s option plan are subject to vesting provisions.

See “Securities Authorized for Issuance Under Equity Compensation Plans” for further information on the Company’s Share Option Plan.

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended March 31, 2009 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Daniel McCoy President and CEO	187,412	Nil	Nil	Nil	Nil	Nil	24,220(1)	211,632
Antonio Ricci CFO	Nil	Nil	Nil	Nil	Nil	Nil	76,660(2)	76,660
Richard Haslinger Vice President Exploration	155,404	Nil	Nil	Nil	Nil	Nil	Nil	155,404

Notes:

(1)

US$ 1,790 per month for family benefits included in his contract with the Company.

(2)

In payment of accounting services.

(3)

Subsequent to the March 31, 2009 financial year end, Maurice Tagami, Vice-President of Project Development, was hired on July 2, 2009 at a salary of $215,000 per annum plus benefits amounting to $1,500 per month. On July 2, 2009 the Company granted Mr. Tagami options to purchase 150,000 Common Shares exercisable at $3.10 each, expiring July 2, 2014.

During the financial year ended March 31, 2009 Mr. Haslinger billed the Company $500 per day for his services as per his contract with the Company and Dan McCoy received US$12,000 per month as per his contract with the Company.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at March 31, 2009, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Daniel McCoy President and CEO	258,315	0.92	02/03/2010	480,465	Nil	Nil
	225,000	2.44	11/10/2011	76,500	Nil	Nil
	75,000	4.20	02/05/2013	Nil	18,750	Nil
Antonio Ricci CFO	75,000	1.16	11/21/2010	121,500	Nil	Nil
	25,000	2.44	11/10/2011	8,500	Nil	Nil
	30,000	4.20	02/05/2013	Nil	7,500	Nil
Richard Haslinger Vice President Exploration	70,000	0.92	02/03/2010	130,200	Nil	Nil
	40,000	2.48	02/02/2011	12,000	Nil	Nil
	125,000	2.44	11/10/2011	42,500	Nil	Nil
	45,000	4.20	02/05/2013	Nil	11,250	Nil

Notes:

(1)

Calculated based on the market price of the underlying Common Shares on March 31, 2009 and the exercise price of the option.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended March 31, 2009, for each NEO:

Name	Option-based awards — Value vested during the year ($)("	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year (5)
Daniel McCoy President and CEO	44,625	Nil	Nil
Antonio Ricci CFO	5,500	Nil	Nil
Richard Haslinger Vice President Exploration	24,875	Nil	Nil

Notes:

(1)

Determined by calculating the difference between the market price of the underlying Common Shares on the vesting date and the exercise price of the options.

See "Securities Authorized for Issuance Under Equity Compensation Plans" for further information on the Company's Share Option Plan.

Termination and Change of Control Benefits

There is no contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination, resignation, retirement, a change if control of the Company or a change in an NEO's responsibilities.

Director Compensation

During the financial year ended March 31, 2009, the Company's independent directors, being Robert McLeod, Gordon Fretvvell and Mark Orsmond were paid $600 per month for their services as Board committee chairmen. Executive officers do not receive additional compensation for serving as directors.

The compensation provided to the directors for the Company's most recently completed financial year of March 31, 2009 was:

			Share-	Option-	Non-equity
		Fees	based	based	incentive plan	Pension	All other
Name")	•Year	earned	awards	awards	compensation	value	compensation	Total
		(5)	(5)	(5)	($)	($)	(5)	($)
Robert McLeod	2009	7,200	Nil	Nil	Nil	Nil	Nil	7,200
Gordon Fretwell	2009	7,200	Nil	Nil	Nil	Nil	Nil	7,200
Mark Orsmond	2009	7,200	Nil	Nil	Nil	Nil	Nil	7,200

Notes:

(1)

Daniel McCoy and Richard Haslinger do not appear on this table as they are NEOs. Compensation for the services of Messrs. McCoy and Haslinger is fully reflected in the "Sun-unary Compensation Table".

Outstanding Share-Based Awards and Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at March 31, 2009 for each director:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price (S)	Option expiration date	Value of unexercised in-the-money options (5)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Robert McLeod	70,000	0.92	02/03/2010	130,200	Nil	Nil
	50,000	2.44	11/10/2011	17,000	Nil	Nil
	20,000	4.20	02/05/2013	Nil	5,000	Nil
Gordon Fretwell	200,000	0.92	02/03/2010	372,000	Nil	Nil
	25,000	2.44	11/10/2011	8,500	Nil	Nil
	20,000	4.20	02/05/2013	Nil	5,000	Nil
Mark Orsmond	100,000	3.60	10/17/2012	Nil	12,500	Nil

Notes:

(1)

Daniel McCoy and Richard Haslinger do not appear on this table as they are NEOs. Compensation for the services of Messrs. McCoy and Haslinger is fully reflected in the "Summary Compensation Table".

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended March 31, 2009 for each director:

Name(1)	Option-based awards — Value vested during the year ($)(2)	Share-based awards — Value vested during the year (5)	Non-equity incentive plan compensation — Value earned during the year (5)
Robert McLeod	10,000	N/A	N/A
Gordon Fretwell	5,250	N/A	N/A
Mark Orsmond	26,375	N/A	N/A

Notes

(1)

Daniel McCoy and Richard Haslinger do not appear on this table as they are NEOs. Compensation for the services of Messrs. McCoy and Haslinger is fully reflected in the "Summary Compensation Table".

(2)

Determined by calculating the difference between the market price of the underlying Common Shares on the vesting date and the exercise price of the options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company currently has in place is the Company's share option plan (the "Plan") which was adopted by the directors of the Company on August 22, 2008, approved by shareholders on October 1, 2008. The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Company's Board and provides that options will be issued to directors, officers, employees or consultants of the Company, or a subsidiary of the Company. The Plan is a rolling plan and provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2009.

Equity Compensation Plan information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders — September 14, 2007 (the Share Plan)	3,214,410	$2.54	(363,955)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,214,410	$2.54	(363,955)

Notes:

Subsequent to the March 31, 2009 financial year end a further 204,613 Common Shares were issued for gross proceeds of $340,244 on exercise of options. At the Meeting Record Date of August 19, 2009, there were 36,709,166 Common Shares issued and outstanding increasing to 3,670,917 the number of shares available lbr reserve for issuance upon exercise of options. Since March 31, 2009 the Company has granted options to purchase a further 470,000 Common Shares bringing the number of outstanding options to 3,364,797 leaving a balance of 306,120 shares available for reserve for issuance upon exercise of options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Continuation of Shareholders Rights Plan

The Company has a Shareholders Rights Plan Agreement with Pacific Corporate Trust Company, now Computershare Investor Services Inc., dated effective September 1, 2006 (the "Rights Plan"). The Rights Plan was approved by ordinary resolution of the shareholders on September 29, 2006. Pursuant to paragraph 5.15 of the Rights Plan, the Company must submit to the Company's Independent Shareholders (as defined in the Rights Plan and in item (g)(iii) under "Summary of the Rights Plan" below), at the first annual general meeting following the third anniversary of the date of the Rights Plan, a resolution to ratify the continued existence of the Rights Plan for consideration, and if thought advisable, approval.

Accordingly, at the Meeting the Company will present resolutions to be approved by the Company’s Independent Shareholders, to ratify continuation of the Rights Plan.

The objective of the Board in adopting the Rights Plan is to ensure the fair treatment of Shareholders in connection with any take-over bid for the Company’s Shares. The Rights Plan was not adopted in response to any proposal to acquire control of the Company.

The principal terms of the Rights Plan are summarized below. The full text of the Rights Plan is available for download at www.sedar.com. As well, a copy of the Rights Plan will be available for inspection at the Meeting.

The Rights Plan has been effective since September 1, 2006 and will continue in effect unless the Shareholder Rights Plan Resolution is not approved by a majority of Independent Shareholders at the Meeting. The purpose of the Rights Plan is to ensure equal treatment of all shareholders in the event of a bid for the Company and to provide the board of directors with an adequate amount of time to evaluate a bid for the Company.

Existing Legislative Framework

In considering whether to adopt the Rights Plan, the Board considered the current legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire outstanding voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, constitute in aggregate 20% or more of the outstanding shares at the date of the offer to acquire.

The existing legislative framework for take-over bids in Canada raises the following concerns for shareholders:

(a)

Time. Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision. In addition, the Board believes that this time limitation seriously diminishes the opportunity to maximize the value for shareholders by other means, including the solicitation of competitive bids or other transactions.

(b)

Pressure to Tender. A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that, in failing to do so, the shareholder may be left with illiquid or minority discounted Common Shares. This possibility is particularly so in the case of a partial take-over bid for less than all of the Common Shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Shareholder Rights Plan provides a shareholder approval mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

(c)

Unequal Treatment: Full Value. The board of directors is concerned that a person seeking control might attempt, among other things, a gradual accumulation of Common Shares in the open market; the accumulation of a large block of Common Shares in a highly compressed period of time from institutional shareholders and professional speculators or arbitrageurs; a partial offer that unfairly pressures shareholders; or an offer for any or all of the Common Shares at what the Board considers to be less than full and fair value. The Rights Plan effectively prohibits the acquisition of more than 20% of the outstanding Common Shares in such a manner. The Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a takeover situation and full value for their investment.

Summary of the Rights Plan

A summary of the principal terms of the Rights Plan is set forth below.

(a)

Effective Date. The effective date of the Rights Plan is September 1, 2006 (the "Effective Date").

(b)

Term. The Rights Plan will terminate on the sixth anniversary of the Effective Date, subject to ratification by the shareholders at the Meeting and to reconfirmation by shareholders at the third annual general meeting thereafter.

(c)

Shareholder Approval. For the Rights Plan to continue in effect following the Meeting, the Shareholder Rights Plan Resolution must be approved by a majority of the votes cast at the Meeting by Independent Shareholders voting in person and by proxy.

(d)

Issue of Rights. On the Effective Date, one right (a "Right") was issued and attached to each Common Share outstanding and will continue to attach to each Common Share subsequently issued.

(e)

Rights Exercise Privilege. The Rights will separate from the Common Shares and will be exercisable eight business days (or such later business day as may be determined by the Board) (the "Separation Time") after a person has acquired, or commences or publicly announces or discloses its intention to commence a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. From and after the Separation Time, each Right (other than those held by the Acquiring Person), will permit the purchase of CDN$100 worth of Common Shares (at the market price on the date of the Flip-in Event) for CDN$50 (i.e., at a 50% discount). The issue of the Rights is not initially dilutive; however, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

(f)

Certificates and Transferability. Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares.

(g)

Permitted Bid Requirements. The requirements for a Permitted Bid include the following:

(i)

the take-over bid must be made by way of a take-over bid circular;

(ii)

the take-over bid must be made to all holders of Common Shares;

(iii)

the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up and paid for prior to the expiry of such 60-day period and only if at such time more than 50% of the Common Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively, the "Independent Shareholders") have been tendered to the take-over bid and not withdrawn;

(iv)

the Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(v)

if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within such 60-day period, then the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid.

(h)

Waiver and Redemption. The Board may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares, or to waive one or more of the requirements of a Permitted Bid, or a Competing Permitted Bid, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event, and any such requirement, occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within 14 days or such later date as may be specified by the Board. With the majority consent of shareholders or Rights holders at any time prior to the later of a Flip-in Event and the Separation time, the Board may at its option redeem all, but not less than all, of the outstanding Rights at a price of CDN$0.00001 each.

(i)

Exemptions for Investment Advisors. Investment advisors (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies) and administrators or trustees of registered pension funds or plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, or proposing to make or participate in, or has not announced a current intention to make, a take-over bid.

(j)

Exemptions for Lock-up Agreements. A person is deemed not to be the beneficial owner of Common Shares if the holder of such Common Shares has agreed to deposit or tender its Common Shares pursuant to a "Permitted Lock-up Agreement" to a take-over bid (the "Lock-up Bid") made by such person. In order for an agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met including, among other things, (i) any "break-up" fees payable by the tendering shareholder, cannot exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under another takeover bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid and (ii) the terms of such agreement are publicly disclosed, a copy of which is made available to the public (including to the Company), and the Permitted Lock-up Agreement permits the tendering shareholder to withdraw its Common Shares in order to deposit or tender the Common Shares to another take-over bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the Lock-up Bid or the number of Common Shares to be purchased under another take-over bid or transaction is at least 7% more than the number proposed to be purchased under the Lock-up Bid.

(k)

Supplements and Amendments. The Company is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of changes in law, regulation or rules. Prior to the Meeting, the Company is authorized to amend or supplement the Rights Plan as the Board may in good faith deem necessary or desirable. No such amendments have been made to date. The Company will issue a press release relating to any significant amendment made to the Rights Plan prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders.

The Board unanimously recommends that the shareholders vote in favour of the Rights Plan Resolution.

At the Meeting management will ask shareholders to approve the following ordinary resolution:

“BE IT RESOLVED, as an ordinary resolution, that the Shareholder Rights Plan between the Company and Pacific Corporate Trust Company (now Computershare Investor Services Inc.), dated effective September 1, 2006, as approved by the Shareholders of the Company on September 29, 2006, be and the same is hereby continued until September 1, 2012.”

This ordinary resolution must be passed by a simple majority of the votes cast by the Independent Shareholders as defined in the Shareholders Rights Plan, either in person or by proxy at the Meeting. At the date of this Information Circular there is no Take-Over Bid in place, therefore all shareholders of the Company are Independent Shareholders (as defined) and hence, eligible to vote.

An ordinary resolution is passed by a simple majority of the votes cast on the resolution, by shareholders eligible to vote, attending either in person or by proxy at the Meeting.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the year ended March 31, 2009 and in the related management discussion and analysis and filed on Sedar at www.Sedar.com, along with additional information relating to the Company and are available upon request from the Company’s Secretary at Suite 600, 1199 West Hastings Street, Vancouver, BC V6E 3T5, Tel: (604) 683-8193 Fax: (604) 683-8194. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, August 27, 2009.

BY ORDER OF THE BOARD

“Daniel T. McCoy”

Daniel T. McCoy

President and Chief Executive Officer